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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                               ___________________

                           AMERICAN TOWER CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               ___________________

       Options to Purchase Class A Common Stock, $.01 Par Value Per Share,
              Having an Exercise Price of $20.00 or more Per Share
                         (Title of Class of Securities)
                               ___________________

                                   029912 201
                      (CUSIP Number of Class of Securities)
                        (Underlying Class A Common Stock)
                               ___________________

                                 Steven B. Dodge
                      Chairman and Chief Executive Officer
                           American Tower Corporation
                              116 Huntington Avenue
                           Boston, Massachusetts 02116
                                 (617) 375-7500
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                            Matthew J. Gardella, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                  (617-526-6000

                               ___________________

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]  third party tender offer subject to Rule 14d-1.

         [X]  issuer tender offer subject to Rule 13e-4.

         [_]  going-private transaction subject to Rule 13e-3.

         [_]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                             INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by American Tower Corporation (the "Company") with the Securities and Exchange Commission on September 24, 2001 relating to an option exchange program being conducted by the Company for compensatory purposes (the "Offer").

ITEM 4. TERMS OF THE TRANSACTION

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

     The Offer to Exchange expired at 5:00 p.m. Eastern Standard Time, on Friday, October 26, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 3,471,211 shares of the Company's Class A Common Stock. The Company expects that it will issue on or about April 29, 2002, options to purchase 2,314,140 shares of the Company's Class A Common Stock in exchange for the options surrendered in the offer.


                                  SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                  AMERICAN TOWER CORPORATION

                                  /s/ Justin D. Benincasa
                                  -----------------------

                                  Justin D. Benincasa
                                  Senior Vice President and Corporate Controller

Date: October 31, 2001